



CSGH

China Sun Group High-Tech Co.
(OTC BB: CSGH)

*One of the largest non-government manufacturers
of hi-tech cobalt products in Asia*

Safe Harbor Statements



This presentation contains forward-looking statements within the scope of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of sales, future national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors.

Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company assumes no obligation to update the forward-looking information contained in this presentation.

What we do



Raw Materials of
Lithium Iron Phosphate

Lithium Iron Phosphate

Develop, manufacture, and distribute Lithium Iron Phosphate primarily for use in the Power Li-Battery

Power Battery Pack

Auto Makers

Cobalt Ore

Cobaltosic Oxide

Lithium Cobalt Oxide

Portable Battery

Mobile etc. Accessories

Develop, manufacture, and distribute Cobaltosic Oxide primarily for the use in the Portable Battery

CSGH

Company Overview



Key Facts

- Founded in August 2000
- Headquarters and operations in Dalian, PRC
- Total usable area of 24,000 m^2 property
- Annual production capacity of 2,500 tons with 12 production lines
- 258 employees as of May 31, 2010
- Listed on OTC BB in April 2007

Products

- Nano-level Cobaltosic Oxide (Co_3O_4)
- Lithium Iron Phosphate ($LiFePO_4$)

Applications and customers

- Used as core anode materials for high capacity lithium ion rechargeable batteries
- Leading lithium ion battery market is in PRC



*Guidance for fiscal year 2011, net income excludes the cost of share-based consulting fees

Fiscal year end May 31



Stock Summary



OTC BB	CSGH
Share Price (as of 2/25/2011)	$ 0.90
Market Capitalization	$48.4M
Shares Outstanding (fully diluted)	55.0M
Net Revenues (TTM*)	$46.2M
Gross Profit (TTM*)	$14.7M
Net Income (TTM*)	$7.9M
Earnings per Common Share (TTM*)	$0.15
P/E (TTM*)	5.9x
Fiscal Year End	May 31

* Through 11/30/2010

Investment Highlights



Leading Market Position

- One of the largest non-government manufacturers of Cobalt based anode materials in Asia
- High barriers to entry due to heavy capital investment and
- strict certifications

Industry Leading R&D Force

- Patented technology
- Proprietary manufacturing processes
- State-of-the-art equipment and experienced research team

Strong Market Demand

- Demand in China growing at 40% / year, on pace to become world's largest producer and consumer of Li batteries
- China represents about 40% of the total global Li-ion battery market

Well Defined Growth Strategy

- New lithium iron phosphate (LIP) for power Li battery to reach 700 tons capacity by May 2011, 1000 tons capacity by December 2011
- Plan to enter into research and test process of LIP battery products at the end of 2011, to build a strong foundation for producing LIP battery of 50million Am/H in 2013.

Sound Financial Situation

- Strong top and bottom line growth
- No debt

Lithium-ion (Li) Battery Market



- **Lithium-ion (Li) batteries are currently the prevailing battery type for portable electronics. Li has been gaining significant market share in the past ten years, steadily replacing rechargeable nickel metal hydride (NiMH) batteries**

- **China is the largest Li battery manufacturing country as well as the second largest Li battery exporting country in the world. Currently, China produces about 40% of the global Li battery and Li related products**

- **In 2009, Li-ion battery output in China reached 1.875 billion units, up 82% from 2008**

- **China is already looking to invest some $15 billion in electric cars over the next 10 years (source: Energy and capital)**

- **As part of China's 12th five-year plan — which coincides with the release of electric cars — one million electric cars will be on the road by 2015**



Source: Research in China

Products & Expanding into High-Growth Lithium Iron Phosphate Segment



Nanometer Cobaltosic Oxide(Co_3O_4)	• Nanometer Co_3O_4 producer in China • Nanometer technology leads to higher stability, purer, and longer life cobalt powder • Proprietary production procedure results in competitive product price

Lithium Iron Phosphate ($LiFePO_4$)	• A New replacement material with high level performance • Self owned technology, professional production equipment and technology process • Self designed production lines, in a leading position domestic in China in terms of production capacity per unit

	Production Lines	Total annual capacity (tons)	Actual sales FY 2010 (tons)	Utilization rate FY2010	Actual output TTM* (tons)	Forecasted sales FY 2011 (tons)
Cobaltosic Oxide	4	1500	1056	70%	1174	1200
Lithium Iron Phosphate	3	500	215	43%	622	600

* Through 02/28/2011

CSGH

Production Process



Lithium Cobalt Oxide Process

      

**Cobalt Carbonate
& Cobalt Oxalate**　　　　**Cobaltosic Oxide
& Lithium Compound**　　　　**Lithium Cobalt Oxide**　　　　**Portable Batteries**

Lithium Iron Phosphate Process

         

**Raw material of Lithium
Iron and Phosphate**　　　**Chemical Process**　　　**Lithium Iron
Phosphate Powder**　　　**Lithium Iron
Phosphate**　　　**Power Li Batteries**

Competitive Advantages



Leading technology and production procedure
- Patented technology for Lithium Cobalt Oxide and state-of-the-art LIP manufacturing process
- Proprietary production process enhances internal efficiency, ensures higher quality and realizes better cost control



Performance advantage
- China Sun's anode of Li battery materials possess optimization and higher stability
- China Sun's LIP advantages include higher security, environmentally friendly, longer usage life (can recharge and release as one cycle minimum 2,000 times), and larger energy storage



Strict quality control system
- China Sun applies unified quality control measures from raw material procurement through the each step of the production process
- Research institute level quality inspection equipment
- ISO 9001 certified



Scale advantage
- One of the largest non-government manufacturers of Cobalt based anode materials in Asia
- Total annual production capacity of 2,500 tons



Strong R&D Force



- Institutional level R&D lab with cutting-edge test and detection apparatus and instruments



- 18 R&D staff lead by Mr. Yijing Cheng, Chief Engineer of the Company. Mr. Cheng enjoys Special Allowance by State Council for his outstanding contributions in several national level projects

- Strategic alliance with Northeastern University, Dalian Jiaotong University to jointly research and develop new generation anode materials of lithium ion power battery



- Established in 2003, key research results include nano-meter series anode materials, optimized production procedure, new battery anode materials (i.e. LIP)



Lithium Iron Phosphate (LIP)



- LIP, or nano-lithium ($LiFePO_4$), was discovered in 1996 as an anode material for rechargeable lithium batteries. Its features include low cost, non-toxicity, high abundance of iron, excellent thermal stability, safer, good electrochemical performance, and high specific capacity

- LIP battery will gradually replace lead-acid, nickel-metal hybride battery, which is the latest generation of environmentally friendly batteries.

- China Sun launched LIP production in 2010 after passing all of the 32 government required tests and launched LIP production in 2010. *T*

- The top three customers of LIP are: Henan Huanyu Sai Er New Energy Technology Co., Ltd., Huanyu Power Source Co., Ltd., Jiuli Li_Ion battery.

- The gross margins of LIP are in the 38% - 42% range, which is higher than the Company's other products, including cobaltosic oxide and lithium cobalt oxide, which have gross margins in the 30% - 33% range.







China Sun LIP – Today and Tomorrow



- Completed the LIP research, trial production, testing, and authority certification in 2008 and 2009.

- Officially launched three LIP production lines in March 2010, with current annual production capacity of 500 tons, with new added production value of $10 million

- Plan to launch another two new LIP production lines:
  - Complete fourth LIP line by May 2011 to reach total LIP capacity of 700 tons
  - Complete fifth LIP line by December 2011 to reach total LIP capacity of 1000 tons.

- Plan to manufacture 600 tons LIP in fiscal 2011

- Plan to research and test for LIP power battery at the end of 2011 and achieve 50 million A/H annual production capacity in 2013.

- The first phase investment of the LIP production will be $12 million $8 million invested so far. The company expect to reach 2000 tons LIP production by 2013, and the total investment for the whole project will be $36 million.

LIP Production capacity and output (Tons)



- Output
- Capacity

	F2010	F2011
Output	205	600
Capacity	500	700





Growth Strategies



China Sun Group High-Tech

Beijing

Shanghai

Future

China Sun plans to strategically expand its sales to cover three provinces in the North East of China, Zhejiang Province, Guangdong and Guangxi Province as highlighted in yellow. These are regions where the battery market is growing faster compared to the other locations.

Current sales region mix of products:

- 🟢 Cobaltosic Oxide

- 🔴 Lithium Iron Phosphate

CSGH

Seasoned Management Team



Mr. Wang Bin – *Chairman of China Sun*

Mr. Wang is a senior-level economist with experience in business management . He is the founder of DaLian Xinyang High-Tech Development Co., Ltd. In March 2008, he was elected Vice Chairman of Dalian Heilongjiang Trade Union. He received his bachelor's degree in Business Management from Harbin University of Science and Technology.

Mr. Fu Guosheng – *Chief Executive Officer & President of China Sun*

Recently appointed Chief Executive Officer of China Sun Group High-Tech Co. From May 2002 until August 2003, Mr. Fu was a general manager of DLX – subsidiary of China Sun. From April 2003 to December 2007, he was appointed Assistant to the Chairman of the Board. In January 2008, he was appointed Vice President and General Manager of DLX, in charge of day-to-day operations. Mr. Fu graduated in 1986 with a degree in International Business Management. He worked at several well-known enterprises and was recognized twice as Star Entrepreneur of Heilongjiang Province and Northeast China.

Ms. Liu Mingfen – *Chief Financial Officer of Dalian Xinyang High-tech*

Since 2004, Ms. Liu has been the Chief Financial Officer of DLX. Prior to that, in 2003, Ms Liu was the financial manager of Sun Group Investment Company. She is a Finance graduate from Dongbei Finance & Economics University. Ms. Liu has extensive experience in financial regulations, company management, and capital raising.

Mr. Cheng Yijing – *Chief Engineer, Technical Deputy General Manager of Dalian Xinyang High-tech*

Mr. Cheng Yijing joined DLX in 2003 as chief of engineer. He was a university professor and has received recognition from the State Council for his great scientific contribution to the country. Subsequent to graduating from Dalian University of Technology, he worked in large national enterprises as technical advisor, responsible for the design and production of key national projects. In addition, Mr. Cheng works as an adviser in charge of technical management in a technical project team of Xinyang High-tech.

Mr. Xu Shiguo – *Vice Chief Engineer of Dalian Xinyang High-tech*

Mr. Xu joined China Sun as vice chief engineer at the beginning of 2010, in charge of the Company's technical research, quality control and in a managerial role. Previously, he worked as chief engineer and project director in a state-owned enterprise chemical company. Mr. Xu graduated from Shen Yang Chemical University in Liaoning province, and holds the title of sr. chemical processing engineer.

Financial Performance



Revenue ($ millions)



CAGR = 70.6 %

YoY Growth = 25.8%

- FY2007: 8.3
- FY2008: 25.3
- FY2009: 37.0
- FY2010: 41.2
- FY2011E: 56.0 – 58.0
- 6m 2009: 19.4
- 6m 2010: 24.4

Net Income ($ millions)



CAGR = 142.9 %

YoY Growth = 26.8%

- FY2007: 0.6
- FY2008: 6.7
- FY2009: 8.6
- FY2010: 8.6
- FY2011E: 10.0 – 11.0
- 6m 2009: 4.1
- 6m 2010: 3.4 / 1.8 / 5.2*

FY 2011 Guidance: Revenue $56.0 - $58.0 million
Net Income $10.0 - $11.0 million, excludes the cost of share-based consulting fees

Fiscal year ends May 31

Excluding share based consultancy fee consisted of 2,050,000 shares of common stock issued to certain consultants for advisory and professional services at the fair value of $0.87 per share on September 20, 2010

Balance Sheet



(In Millions of $U.S. Dollars)	As of Nov 30, 2010	As of May 31, 2010
Current Assets:		
Cash and cash equivalents	$19.8	$18.0
Accounts Receivable	5.4	2.8
Inventories	0.4	1.2
Other	0.3	0.0
Total Current Assets	26.0	22.0
Total Assets	48.7	45.1
Total Liabilities	2.0	4.6
Total Liabilities and Stockholders' Equity	48.7	45.1

Income Statement



(In Millions of $U.S. Dollars)	Three months		Year Ended May 31	
	FQE 11/30/2011	FQE 11/30/2010	2010	2009
Revenues:	$12.6	$10.1	$41.2	$37.0
Gross Profit	4.1	3.0	13.1	13.6
Income from Operations	1.8	2.7	11.5	11.5
Net Income	0.9	2.0	8.6	8.6
Adjusted Net Income – Non-GAAP*	2.7	2.0	8.6	8.6
Diluted Earning per Share	0.02	0.04	0.16	0.16
Adjusted Diluted EPS – Non-GAAP*	0.05	0.04	0.16	0.16
Weighted Average Number of Shares Outstanding — Diluted	55,017,415	53,422,971	53,422,771	53,422,771

* Non-GAAP calculation is due to share based consultancy fee consisting of 2,050,000 shares of common stock issued to certain consultants for advisory and professional services at the fair value of $0.87 per share on September 20, 2010
See Appendix slide for reconciliation of non-GAAP numbers to GAAP

CSGH Undervalued Relative to Peers



Price as of Feb 25, 2011
Source: Yahoo Finance

Company Name	Ticker	Price (Prev. Close)	Revs(M) (TTM)	EPS (TTM)	P/E Ratio (TTM)
CHINA BAK BATTERY INC	CBAK	$1.81	228.11	NA	NA
ENERGIZER HOLDINGS INC	ENR	$66.50	4250.0	5.49	12.1x
HONGKONG HIGHPOWER TECHNOLOGY	HPJ	$3.28	99.5	0.39	8.72x
ULTRALIFE CORP.	ULBI	$5.17	178.58	NA	NA
EXIDE TECHNOLOGIES	XIDE	$11.91	2830.0	1.01	11.53x
PEER GROUP AVERAGE			1517.24	2.30	10.78x
CHINA SUN GROUP HIGH-TECH CO.	CSGH	$0.90	46.2	0.15	6.0x

Investment Highlights



Leading Market Position

- One of the largest non-government manufacturers of Cobalt based anode materials in Asia
- High barriers to entry due to heavy capital investment and
- strict certifications

Industry Leading R&D Force

- Patented technology
- Proprietary manufacturing processes
- State-of-the-art equipment and experienced research team

Strong Market Demand

- Demand in China growing at 40% / year, on pace to become world's largest producer and consumer of Li batteries
- China represents about 40% of the total global Li-ion battery market

Well Defined Growth Strategy

- New lithium iron phosphate (LIP) for power Li battery to reach 700 tons capacity by May 2011, 1000 tons capacity by December 2011
- Plan to enter into research and testing process of LIP battery products at the end of 2011, to build a strong foundation for producing LIP battery of 50million Am/H in 2013.

Sound Financial Situation

- Strong top and bottom line growth
- No debt

Contact **Information**



Company Contact

China Sun Group High-Tech Co., Ltd.
Mr. Guosheng Fu, CEO
Tel: +86 411 8288 9800/8289 2736 (China)
Email: IR@china-sun.cn
www.china-sun.cn

Auditor

HKCMCPA Company Limited
Pufina Pang, Director
Tel:+852 2573 2296 (Hong Kong)
Email: rufina@zy-cpa.com

Investor Relations Firm:

CCG Investor Relations Inc.
Mr. Mark Collinson, Partner
Phone: +1 310-954-1343 (Los Angeles)
Email: mark.collinson@ccgir.com

Mr. Crocker Coulson, President
+1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

Legal Council

Reed Smith LLP
John Zhang
Tel: +1 213- 457-8116
Email: jzhang@reedsmith.com

The Crone Law Group
Matthew Zhang
Tel: +1 415-955-8900 (San Francisco)
Email: mchang@cronelaw.com

Appendix



RECONCILIATION OF NON-GAAP FINANCIAL MEASURES FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2010 AND 2009				
	Three Months Ended November 30, 2010		**Three Months Ended November 30, 2009**	
Net Income (Loss) Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Net Income - Non GAAP	$2,723,499	$0.05	$2,017,683	$0.04
Share based consultancy fee (1)	$1,783,500	$0.03	0	
Net Income - GAAP	$939,999	$0.02	$2,017,683	$0.04
Weighted average number of shares - basic and diluted	55,017,415		53,422,971	
	Six Months Ended November 30, 2010		**Six Months Ended November 30, 2009**	
Net Income (Loss) Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Adjusted Net Income - Non GAAP	$5,154,234	$0.10	$4,081,026	$0.08
Share based consultancy fee (1)	$1,783,500	$0.03	0	
Net Income - GAAP	$3,370,734	$0.06	$4,081,026	$0.08
Weighted average number of Shares	54,220,193		53,422,971	

(1) Share based consultancy fee consisted of 2,050,000 shares of common stock issued to certain consultants for advisory and professional services at the fair value of $0.87 per share on September 20, 2010



Thanks



China Sun Group High-Tech Co.
(OTC BB: CSGH)